FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number 0-16174

Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact:	Dan Suesskind
Chief Financial Officer
.	Teva Pharmaceutical Industries Ltd
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America.
(215) 591-8800

FOR IMMEDIATE RELEASE

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA ANNOUNCES PRICING OF
$375 MILLION CONVERTIBLE DEBENTURE OFFERING

Jerusalem, Israel, November 13, 2002 - Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) announced today that Teva Pharmaceutical Finance B.V. ("Teva Finance"), a special purpose finance subsidiary, priced its offering of $375 million in aggregate principal amount of 0.375% Convertible Senior Debentures due 2022, guaranteed by Teva. The debentures will be convertible into American Depositary Receipts of Teva at the conversion price of U.S. $85.7978 per ADR (reflecting a premium of 18%, relative to the Nasdaq closing price for Teva's ADRs of U.S. $72.71 on November 12, 2002).

The net proceeds of the offering will be used to fund activities of Teva's European and/or North American operations, for working capital and other general corporate purposes outside of Israel and to fund any acquisitions Teva may make.

Teva Finance will have the right to redeem the debentures in whole or in part at any time on or after November 18, 2007, at their principal amount plus accrued interest.

Debenture holders will have a series of put options, pursuant to which they may require Teva Finance to repurchase all or a portion of the debentures on November 18, 2007 and on each of November 15, 2012 and 2017, and/or upon the occurrence of specified company events. The right to convert the debentures will be contingent on either the performance of the securities or specified company events.

The offering has been made by means of an offering memorandum to qualified institutional buyers pursuant to Rule 144A and to certain persons in offshore transactions pursuant to Regulation S under the Securities Act of 1933.

Teva Finance has granted the initial purchasers a 30-day option to purchase up to an additional $75 million of debentures.

Assuming full conversion of the debentures (excluding the option granted to the initial purchasers), the total number of outstanding shares (fully diluted) would increase by approximately 3%.

The offering is expected to close on November 18, 2002.

The securities will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold absent registration under the Securities Act and applicable state securities laws or applicable exemptions from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/ Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: November 14, 2002